June 17, 2010

VIA EDGAR

Mr. Michael Clampitt

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          City National Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

File Number 1-10521

Dear Mr. Clampitt

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated June 3, 2010 from Mr. Clampitt to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”). The text of your letter has been included for your reference and the Company’s response is presented below the comment.

Form 10-K

Management’s Discussion and Analysis, page 29

1.     We note your quantification relating to certain negative trends experienced within your loan portfolio in recent periods—in particular, the significant increases in nonaccrual loans and charge-offs in your commercial and real estate construction lending.  Where appropriate, under appropriate subheading, please provide a comprehensive discussion of negative trends in the asset quality and credit risk within these portfolios which addresses the following:

a.        Please revise to identify and discuss the various characteristics you use to evaluate and monitor asset quality and credit risk concentrations within these portfolios.

Proposed Revised Disclosure:

The Company has a comprehensive methodology to monitor credit quality and prudently manage credit concentration within each portfolio.  The methodology includes establishing concentration limits to ensure that the loan portfolio is diversified.  The limits are evaluated quarterly and are intended to mitigate the impact of any segment on the Company’s capital and earnings.  The limits cover major industry groups, geography, product type, loan size and customer relationship.  Additional sub-limits are established for certain industries where the bank has higher exposure.  The concentration limits are approved by the bank’s Credit Policy Committee and reviewed annually by the Audit & Risk Committee of the Board of Directors.

The loan portfolios are monitored through delinquency tracking and a dynamic risk rating process that is designed to detect early signs of deterioration.  In addition, once a loan has shown signs of deterioration, it is transferred to a Special Assets Department that consists of professionals who specialize in managing problem assets.  An oversight group meets monthly to review the progress of problem loans and other real estate owned.

Also, the Company has established portfolio review requirements that include a periodic review and risk assessment by the Risk Management Division that reports to the Audit & Risk Committee of the Board of Directors.

b.        You state on page 76 that, excluding covered loans, 88% of loans within your portfolio are within California.  Please revise to provide quantification and discussion of concentrations of locality by state and by metro area within California for each of your Commercial and Real Estate Construction portfolios.

We have included in our proposed revised disclosure an expanded discussion (presented below in italics) of our quantification and discussion of concentrations within California for each of our Commercial and Real Estate Construction portfolios.

Proposed Revised Disclosure:

The Company’s lending activities are predominately in California, and to a lesser extent, New York and Nevada. Excluding covered loans, at December 31, 2009, California represented 88 percent of total loans outstanding and Nevada and New York represented 2 percent and 4 percent, respectively. The remaining 6 percent of total loans outstanding represented other states. Concentrations of credit risk arise when a number of clients are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions.  Although the Company has a diversified loan portfolio, a substantial portion of the loan portfolio and credit performance depends on the economic stability of Southern California. California has experienced significant declines in real estate values and adverse effects of the recession.  California also faces a significant budget deficit and its unemployment rate at December 31, 2009 was approximately 12 percent. The Company’s loan portfolio has been affected by the economy, but the impact is lessened by the Company having most of its loans in large metropolitan California cities such as Los Angeles, San Francisco and San Diego and lesser in the outlying suburban communities that have seen higher declines in real estate values. Within the Company’s Commercial loan portfolio, the five California counties with the largest exposures are Los Angeles (59 percent), Orange (6 percent), San Diego (5 percent), Ventura (3 percent) and San Bernardino (2 percent). Within the Commercial Real Estate Mortgage loan portfolio, the five California counties with the largest exposures are Los Angeles (37 percent), Orange (10 percent), San Diego (8 percent), Ventura (6 percent) and Riverside (5 percent).  For the Real Estate Construction loan portfolio, the concentration in California is predominately in Los Angeles (35 percent), San Diego (6 percent), Contra Costa (5 percent), San Bernardino (4 percent) and Riverside (4 percent).

The economic decline has been more severe in Nevada. The Nevada economy is heavily dependent on travel, tourism and construction. During early 2008, financial conditions in these sectors began to deteriorate rapidly.  The decline in the economy has led to an increase in the Nevada unemployment rate to approximately 13 percent. The consensus outlook for 2010 is that the Nevada economy will remain challenged as residential foreclosures continue to mount and overall consumer spending, which correlates to travel and tourism spending, is expected to remain suppressed given nationwide higher unemployment and general uncertainty about the economy. The Company’s Nevada portfolio has been broadly affected with the most significant stress in the construction and land portfolios.  The Company has very few residential mortgage loans in Nevada.  The New York loan portfolio primarily relates to private banking clients in the Entertainment and Legal industries which continue to perform well.

c.        For each of the localities which appear to be experiencing lower asset quality and higher credit risk relative to the rest of the loans within these categories, please quantify and discuss the relevant underlying economic trends, such as occupancy rates, average real estate values, population trends, and the like.

Proposed Revised Disclosure:

The company has a significant amount of exposure in California and Nevada. Generally, loan portfolios related to borrowers or properties located within Nevada have fared worse than California and New York.

The Nevada economy continues to struggle and the recovery is anticipated to be protracted and it is dependent on economic improvement at the national level such that Nevada tourism increases to a level that supports new jobs and real estate development.

Greater Las Vegas, where the Company has a majority of its Nevada-based loan exposure has significant unemployment, high rates of foreclosure, and had very limited demand for residential and commercial building permits. Additionally, existing commercial real estate properties have experienced significant declines in rents and occupancy levels based on the first quarter 2010 data presented below:

•      Office: 24.2% vacancy and 1.2% decrease in rents

•      Apartments: 11.5% vacancy and 0.6% decrease in rents

•      Industrial: 12.5% vacancy and 5.3% decrease in rents

•      Retail: 12.9% vacancy and minimal change in rents

Southern California has been impacted by the economic down turn as evidenced by an increase in unemployment, reduction in taxable sales and a reduction in construction and development among other factors. However, its recovery is expected to occur sooner than Nevada’s recovery.

The state of residential and commercial real estate sector in Southern California has significant impact on the performance of the Company’s commercial real estate and commercial and industrial loan portfolios.

The performance of each underlying loan within our Southern California commercial real estate portfolio will differ based on the location and the corresponding supply and demand for each product type. Additionally, real estate values vary and are dependent on sub-market location, lease terms, cap rates and credit strength of tenant among other attributes.

The table below presents first quarter 2010 vacancy and rent trends for each product type by County:

Product Type	Vacancy %	% Change in Rents from Q4 2009 to Q1 2010

Apartment
Los Angeles County	5.5%	(0.2)%
Orange County	6.4	0.1
San Bernardino/Riverside County	8.0	(0.5)
San Diego County	4.8	(0.5)
San Francisco County	5.0	(0.1)
Ventura County	5.3	1.1

Industrial Properties
Los Angeles County	6.0%	(3.9)%
Orange County	6.2	(3.5)
San Bernardino/Riverside County	11.5	(4.0)
San Diego County	10.5	(2.9)
San Francisco County	14.1	(0.7)
Ventura County	11.0	1.1

Retail
Los Angeles County	6.0%	(0.7)%
Orange County	7.0	(0.8)
San Bernardino/Riverside County	10.0	(0.6)
San Diego County	7.5	0.3
San Francisco County	4.0	(1.7)
Ventura County	10.0	(0.6)

Office
Los Angeles County	13.7%	(0.4)%
Orange County	19.6	(2.5)
San Bernardino/Riverside County	25.1	(0.9)
San Diego County	17.9	(1.0)
San Francisco County	15.2	(0.8)
Ventura County	18.8	(0.6)

d.        Please consider the need to address your previous lending practices to the extent they may have contributed to the trends experienced in asset quality.

City National historically has had strong underwriting standards. The Company believes that the trends experienced in asset quality were a result of market conditions rather than the Company’s lending practices.  In response to its asset quality trends, the Company enhanced its underwriting policies to reflect changes in the economic environment including economic activity and asset valuations.

The enhancements include, but are not limited to, reduction in permitted loan to value ratios on certain properties; increasing reserve requirements for residential lending borrowers; and the implementation or tightening of underwriting standards that address debt capacity, liquidity and leverage.

Should lending practices contribute to asset quality trends in future periods, the Company will consider the need to include such information in its disclosures.

e.        Specifically discuss how you monitor real estate values for your collateralized loans in light of recent deterioration of such values in certain of your market areas.  Specifically, discuss the extent to which you obtain updated appraisals and identify your policies for obtaining and utilizing updated appraisals.

Proposed Revised Disclosure:

Through the current economic cycle, the Company has enhanced its policies and procedures regarding requirements for when and how to assess real estate values. The policies and procedures are risk based.

There are several events that would trigger a valuation and an appraisal.

A periodic valuation is performed for real estate assets with an increase in the frequency of the valuation when asset quality deteriorates.  An appraisal is required when a loan is identified through the established risk analysis process as a substandard or more severely graded asset and it is re-appraised at least annually or more often if the Company believes there has been material deterioration in its value.

Appraisal are ordered and reviewed by the Appraisal Department, which reports to the Chief Credit Officer. The Company’s appraisal program has been developed to fully comply with Title XI of the Financial Institutions Reform Recovery and Enforcement Act of 1989 (FIRREA) and all Office of the Comptroller of the Currency’s (OCC) rules, regulations, standards, and guidelines.  In setting these appraisal standards, the regulatory bodies adopted as a minimum standard the provisions of the Uniform Standards of Professional Appraisal Practice (USPAP).

f.        Following this historical information regarding the credit risk and asset quality trends experienced, please disclose your understanding of the extent to which such trends are expected to continue going forward, and describe in some detail management efforts to address these increased risks and negative trends.

Proposed Revised Disclosure:

The Company has taken and continues to take steps to address deterioration in credit quality in various segments of its loan portfolio. Deterioration has been centered in the land, acquisition and development and construction portfolios with lesser deterioration in its commercial loans portfolio.

These steps have included tightening underwriting standards, implementation of loss mitigation actions including curtailment of certain commitments and lending to certain sectors, and proactively identifying, managing, and resolving problem loans.

Based on these efforts, there are early indications that the negative trends the Company saw in 2009 have begun to abate, although the Company expects non-accruals and charge offs to remain at elevated levels through 2010.  The trends in 2009 were exacerbated by the decline in land values and a severe recession in Nevada.  The Company has reappraised the portfolios that are under stress and adjusted the allowance for loan and lease losses accordingly.  While there could be further value deterioration, the Company believes that it will be much less than experienced in 2009.

Schedule 14A

Corporate Governance, Page 17

2.     In future filings, please include the disclosure regarding consideration of diversity. See Item 407(c)(2)(vi).

Proposed Revised Disclosure:

To be included on page 21 of Schedule 14A prior to the subsection Nomination and Director Qualifications:

Board Diversity:  We are committed to creating a culture and workplace that values individuals’ similarities and differences.  We continually strive to build a diverse base of clients, colleagues and vendors to promote the diversity of our communities in the markets we serve.  This commitment to diversity plays an important role in achieving our objective to become the most recommended financial provider.  Similarly, we value diversity among our Board members.  As provided in our Guidelines, when reviewing the qualifications of director nominees, the CN&G Committee considers, among other factors, whether the nominee will assist in achieving a mix of Board members that represents a diversity of skills, background, viewpoints, experiences, industry knowledge, and community contacts, including with respect to age, gender, demographics, race and specialized experience.  The CN&G Committee instructs search firms to identify candidates reflecting diversity, including with regard to race, gender and specialized experience. We periodically discuss the value of diversity both at the Board and at the management level.  The CN&G Committee assesses the effectiveness of this approach to diversity as part of its annual review of its charter and the Guidelines.

Transactions with Related Persons, page 24

3.     Please confirm to us that the loans to management are made on substantially the same terms as those for comparable transactions with persons not affiliated with the bank, or amend to provide the disclosure about such loans.  In future filings, please track the relevant language provided in Item 403 [sic] of Regulation S-K.

The Company confirms to you that the loans made to directors and executive officers are substantially on the same terms as those for comparable transactions with persons not affiliated with the bank.

Proposed Revised Disclosure:

To be included on page 24 of Schedule 14A:

A number of our directors and executive officers, their immediate family members, and certain business organizations associated with them, have been, and expect to continue to be, depositors, borrowers or clients of the Bank. All extensions of credit to these persons have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Bank and did not involve more than the normal risk of collectibility or present other unfavorable features. Other transactions were in the ordinary course of business and on non-preferential terms and conditions.

The Company specifically acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

/s/ Christopher J. Carey

Christopher J. Carey
Executive Vice President
Chief Financial Officer

cc:	Russell Goldsmith
President and Chief Executive Officer

Michael B. Cahill
Executive Vice President
General Counsel & Secretary

Olga Tsokova
Senior Vice President
Chief Accounting Officer